Filed pursuant to Rule 433

Registration Statement No 333-166746

Council of Europe Development Bank

Final Term Sheet – 4 May 2011

USD 1,000,000,000 1.500% Notes due 15 January 2015

Issuer:	Council of Europe Development Bank

Issuer Ratings:[1]	Aaa (Moody’s)/ AAA (S&P)/ AAA (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 1,000,000,000

Pricing:	4 May 2011

Settlement:	11 May 2011 (T+5)

Maturity:	15 January 2015

Interest Payment Dates:	15 January and 15 July of each year with the Notes bearing interest from 11 May 2011, with the initial interest payment being made on 15 July 2011 (short first coupon)

Coupon:	1.500% paid semi-annually in arrears, (30/360) unadjusted following

Reoffer Spread vs Midswaps:	MS + 1bps

Reoffer Spread vs Benchmark:	+ 60.4bps

Reoffer Price:	99.741%

Reoffer Yield:	1.573% semi-annual

[1]

Ratings are not a recommendation to purchase, hold or sell notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

Underwriting Commissions:	0.10%

All-in Price:	99.641%

All-in Yield:	1.601% semi-annual

Net Proceeds to the Issuer:	USD 996,410,000

Settlement:	DTC

Benchmark:	UST 1.250% due April 2014

Benchmark Yield:	0.969% semi-annual

Denominations:	USD 1,000 and multiples thereof

Leads:	Credit Suisse / Goldman Sachs International / HSBC / J.P. Morgan

Business Days:	New York, TARGET, London; Following unadjusted

Listing:	The Issuer has applied for the Notes to be admitted to the official list of, and to trading on the regulated market of, the Luxembourg Stock Exchange.

ISIN / CUSIP:	US222213AC41 / 222213 AC4

Common Code:	062550082

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about 11 May, 2011, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the initial trading date of the Notes and the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the initial date of trading of the Notes or the next succeeding business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse (toll free) 1-800-221-1037. The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm, and the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm. Information found through hyperlinks from the above hyperlink is not part of this Final Term Sheet.